Via Facsimile and U.S. Mail
Mail Stop 4720

October 7, 2009

Liu Jiade
Chief Financial Officer
China Life Insurance Company Limited
16 Chaowai Avenue
Chaoyang District
Beijing 100020, China

Re: China Life Insurance Company Limited
Form 20-F for the Year Ended December 31, 2008
Filed on April 28, 2009
File No. 001-31914

Dear Mr. Jiade:

　　We have reviewed your September 29, 2009 response to our September 9, 2009 comment letter and have the following comment. In our comment, we ask you to provide us with information to better understand your disclosure. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Index To Consolidated Financial Statements
Notes to the Consolidated Financial Statements
36 Reconciliation of HKFRS and United States generally accepted accounting principles, page F-70

1. We have read your response to our prior comment number one. We do not believe that your accounting analysis supports your conclusion that consolidation of this subsidiary for which you have only 30% of the outstanding voting interest albeit with a majority of the board but not a supermajority of the board, which is required for certain transaction, is appropriate under US GAAP. We will not, however, object to your accounting for this subsidiary for US GAAP purposes based solely on your conclusion in your response that the effect on your reconciliation to US GAAP would not be material. If you wish to pursue this issue further, please advise; otherwise please confirm to us that you understand our position and that you will evaluate the materiality of consolidating at each future balance sheet date and consult us about the accounting in the event the difference becomes material.

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Please provide us the information requested within 10 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 10-day period. Please furnish a letter with your response that keys your response to our comment. Detailed letters greatly facilitate our review. You should furnish the letter on EDGAR under the form type label CORRESP.

You may contact Tabatha Akins, Staff Accountant, at (202) 551-3658, or Mary Mast, Senior Accountant, at (202) 551-3613, if you have questions regarding the comment. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant